FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Financial Asset Securities Corp.	**0001003197**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, July 28, 2004, Series 2004-1	**333-111379**

____

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 28, 2004

FINANCIAL ASSET SECURITIES CORP.

By: [signature]
Name: Frank Skibo
Title: Senior Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

CHEC Loan Trust 2004-1

Marketing Materials

$301,411,000
(+/-10%, Approximate)

Financial Asset Securities Corp.
Depositor

Centex Home Equity Company, LLC
Originator and Servicer

RBS Greenwich Capital
Underwriter

Preliminary Term Sheet ***Date Prepared: July 1, 2004***

$301,411,000
(+/- 10% Approximate)

CHEC Loan Trust 2004-1

Class(1,2,3)	Principal Amount ($)	WAL (Years) Call/Mat(4)	Payment Window Call/Mat(4)	Expected Rating S&P/Moody's	Assumed Final Distribution Date	Certificate Type
A-1	$80,000,000	0.56/0.56	1-13/1-13	AAA/Aaa	July 2034	Floating Rate Senior
A-2	$140,000,000	2.66/2.66	13-72/13-72	AAA/Aaa	July 2034	Floating Rate Senior
A-3	$32,727,000	7.23/8.98	72-91/72-201	AAA/Aaa	July 2034	Floating Rate Senior
M-1	$9,768,000	5.13/5.68	40-91/40-166	AA+/Aa1	July 2034	Floating Rate Subordinate
M-2	$8,838,000	5.10/5.63	39-91/39-160	AA/Aa2	July 2034	Floating Rate Subordinate
M-3	$5,582,000	5.08/5.59	39-91/39-152	AA-/Aa3	July 2034	Floating Rate Subordinate
M-4	$4,806,000	5.08/5.57	38-91/38-146	A+/A1	July 2034	Floating Rate Subordinate
M-5	$4,496,000	5.07/5.52	38-91/38-141	A/A2	July 2034	Floating Rate Subordinate
M-6	$4,496,000	5.07/5.48	38-91/38-134	A-/A3	July 2034	Floating Rate Subordinate
M-7	$3,721,000	5.06/5.43	37-91/37-126	BBB+/Baa1	July 2034	Floating Rate Subordinate
M-8	$3,566,000	5.05/5.34	37-91/37-118	BBB/Baa2	July 2034	Floating Rate Subordinate
M-9	$3,411,000	5.05/5.22	37-91/37-109	BBB-/Baa3	July 2034	Floating Rate Subordinate
B-1(5)	$3,101,000	4.98/4.99	37-91/37-96	BB+/Ba1	July 2034	Floating Rate Subordinate
B-2(5)	$2,481,000	4.52/4.52	37-79/37-79	BB/Ba2	July 2034	Floating Rate Subordinate
Total:	**$306,993,000**					

(1) *The Offered Certificates, Class B-1 and Class B-2 Certificates are backed by the cash flows from the Mortgage Loans. The principal balance of each class of Offered Certificates, Class B-1 and Class B-2 Certificates are subject to a 10% variance.*
(2) *The Offered Certificates, Class B-1 and Class B-2 Certificates are priced to call. The margin on the Class A-1, Class A-2 and Class A-3 Certificates will double on the first Distribution Date after the Optional Termination Date may first be exercised. The margin on each of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9, Class B-1 and Class B-2 Certificates will be equal to 1.5x the original margin on the first Distribution Date after the Optional Termination may first be exercised.*
(3) *See "Net WAC Rate" herein.*
(4) *See "Pricing Prepayment Speed" herein.*
(5) *The Class B-1 and Class B-2 Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers. The Class B1 and Class B2 Certificates are described herein because their amount, structure, collateral, rights, risks and other characteristics affect the amount, structure, collateral, rights, risks and other characteristics of the Offered Certificates.*

Depositor:	Financial Asset Securities Corp.
Originator and Servicer:	Centex Home Equity Company, LLC.
Lead Underwriter:	Greenwich Capital Markets, Inc.
Co-Manager:	WaMu Capital Corp.
Trustee:	JPMorgan Chase Bank.

Offered Certificates: The Class A-1, Class A-2 and Class A-3 Certificates (collectively, the "***Class A Certificates***"), and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8 and Class M-9 Certificates (collectively, the "***Class M Certificates***"). The Class A Certificates and the Class M Certificates are referred to herein as the "***Offered Certificates.***" The Class B-1 and Class B-2 Certificates (collectively, the "***Class B Certificates***") will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers, the "***Privately Offered Certificates.***" The Class M Certificates and the Class B Certificates are referred to herein as the "***Subordinate Certificates***"). The Class A Certificates, Class M Certificates and the Privately Offered Certificates are collectively referred to herein as the "***Certificates.***"

Federal Tax Status: The Certificates will represent ownership of REMIC regular interests for tax purposes.

Registration: The Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System.

Statistical Cut-off Date: The close of business on June 1, 2004.

Cut-off Date: The close of business on July 1, 2004.

Expected Pricing Date: On or about June [30], 2004.

Expected Closing Date: On or about July 29, 2004.

Expected Settlement Date: On or about July 29, 2004.

Distribution Date: The 25th day of each month (or if not a business day, the next succeeding business day) commencing in August 2004.

Accrued Interest: The price to be paid by investors for the Certificates will not include accrued interest (settling flat).

Interest Accrual Period: The interest accrual period for each Distribution Date with respect to the Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis).

ERISA Eligibility: The Offered Certificates are expected to be ERISA eligible.

SMMEA Eligibility: None of the Certificates is expected to be SMMEA eligible.

Optional Termination: The terms of the transaction allow for a clean-up call of the Mortgage Loans and the retirement of the Certificates (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Pricing Prepayment Speed: The Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans: 27 CPR

Mortgage Loans: As of the Statistical Cut-off Date, the aggregate principal balance of the Mortgage Loans was approximately $310,093,729.34, which consisted of fixed-rate and adjustable-rate, first and second-lien mortgage loans.

Adjusted Net Mortgage Rate: The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Adjusted Net Maximum Mortgage Rate: The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

Pass-Through Rate: The "***Pass-Through Rate***" for each Class of Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

Formula Rate: The "***Formula Rate***" on each Class of Certificates will be equal to the lesser of (i) One Month LIBOR plus the related margin for such Class and (ii) the Maximum Cap.

Net WAC Rate: The "***Net WAC Rate***" on each Class of Certificates will be the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Maximum Cap:

The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

Net WAC Rate Carryover Amount:

If, on any Distribution Date, the related Pass-Through Rate for any Class of Certificates is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be distributed on such Distribution Date or future Distribution Dates to the extent of funds available.

Yield Maintenance Agreement:

On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Certificates, *pro rata*, based on aggregate certificate principal balance of such Certificates. On each Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 10.00% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Offered Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360. The Yield Maintenance Agreement will terminate after the Distribution Date in May 2008.

Credit Enhancement:

Consists of the following:
1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination.

Excess Cashflow:

The ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

Overcollateralization Amount:

The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate certificate principal balance of the Offered Certificates, Class B-1 and Class B-2 Certificates and Class P Certificates. On the Closing Date, the Overcollateralization amount will be equal to approximately 1.00% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be directed to build the Overcollateralization Amount until the Overcollateralization Target Amount is reached.

Required Overcollateralization Amount:

On any Distribution Date, the "***Required Overcollateralization Amount***" is equal:
(i) prior to the Stepdown Date, 1.00% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; and
(ii) on or after the Stepdown Date, the greater of:
(a) 2.00% of the current aggregate principal balance of the Mortgage Loans;
(b) 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date (the "***OC Floor***").

On any Distribution Date on which a Trigger Event is in effect, the Required Overcollateralization Amount will be equal to the Required Overcollateralization Amount as of the preceding Distribution Date.

Stepdown Date:

The earlier to occur of
(i) the Distribution Date on which the aggregate certificate principal balance of the Class A Certificates has been reduced to zero and
(ii) the later to occur of
(x) the Distribution Date occurring in August 2007 and
(y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to 37.00%.

Credit Enhancement Percentage:

The "***Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate certificate principal balance of the Subordinate Certificates and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

Delinquency Trigger Event:

A "***Delinquency Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the 60+ delinquency percentage exceeds [42.00]% of the current Credit Enhancement Percentage.

Loss Trigger Event:

A "***Loss Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the cumulative realized losses on the Mortgage Loans as a percentage of the principal balance of the Mortgage Loans as of the Cut-off Date, for the related Distribution Date are greater than:

Distribution Date	Percentage
2007 to 2008	[5.75]%
2008 to 2009	[7.50]%
2009 to 20010	[8.75]%
2010 and thereafter	[9.25]%

Trigger Event:

A "***Trigger Event***" is in effect with respect to any Distribution Date if either a Loss Trigger Event or a Delinquency Trigger Event is in effect on such Distribution Date.

Credit Support:

Initial Credit Enhancement		**Target Credit Enhancement On and After Stepdown Date**	
Rating	**Percent**	**Rating**	**Percent**
A	18.50%	A	37.00%
M-1	15.35%	M-1	30.70%
M-2	12.50%	M-2	25.00%
M-3	10.70%	M-3	21.40%
M-4	9.15%	M-4	18.30%
M-5	7.70%	M-5	15.40%
M-6	6.25%	M-6	12.50%
M-7	5.05%	M-7	10.10%
M-8	3.90%	M-8	7.80%
M-9	2.80%	M-9	5.60%
B-1	1.80%	B-1	3.60%
B-2	1.00%	B-2	2.00%

Realized Losses:

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class B-2 Certificates, second to the Class B-1 Certificates, third to the Class M-9 Certificates, fourth to the Class M-8 Certificates, fifth to the Class M-7 Certificates, sixth to the Class M-6 Certificates, seventh to the Class M-5 Certificates, eighth to the Class M-4 Certificates, ninth to the Class M-3 Certificates, tenth to the Class M-2 Certificates, and eleventh to the Class M-1 Certificates.

Priority of Distributions:

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds, as follows: first to pay servicing fees and trustee fees, second, monthly interest plus any previously unpaid interest to the Class A Certificates, third, monthly interest to the Class M-1 Certificates, fourth, monthly interest to the Class M-2 Certificates, fifth, monthly interest to the Class M-3 Certificates, sixth, monthly interest to the Class M-4 Certificates, seventh, monthly interest to the Class M-5 Certificates, eighth, monthly interest to the Class M-6 Certificates, ninth, monthly interest to the Class M-7 Certificates, tenth, monthly interest to the Class M-8 Certificates, eleventh, monthly interest to the Class M-9 Certificates, twelfth, monthly interest to the Class B-1 Certificates and thirteenth, monthly interest to the Class B-2 Certificates.
2) Principal funds, as follows: monthly principal to the Class A Certificates, on a sequential basis, as described under "Principal Paydown," then monthly principal to the Class M-1 Certificates as described under "Principal Paydown," then monthly principal to the Class M-2 Certificates as described under "Principal Paydown," then monthly principal to the Class M-3 Certificates as described under "Principal Paydown," then monthly principal to the Class M-4 Certificates as described under "Principal Paydown," then monthly principal to the Class M-5 Certificates as described under "Principal Paydown," then monthly principal to the Class M-6 Certificates as described under "Principal Paydown," then monthly principal to the Class M-7 Certificates as described under "Principal Paydown," then monthly principal to the Class M-8 Certificates as described under "Principal Paydown," then monthly principal to the Class M-9 Certificates as described under "Principal Paydown", then monthly principal to the Class B-1 Certificates as described under "Principal Paydown" and then monthly principal to the Class B-2 Certificates as described under "Principal Paydown."
3) Excess Cashflow as follows: as principal to the Class A, Class M and Class B Certificates to build the Overcollateralization Amount as described under "Principal Paydown" in the order of priority described below.
4) Any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, then any unpaid applied Realized Loss amount to the Class M-9 Certificates, then any previously unpaid interest to the Class B-1 Certificates, then any unpaid applied Realized Loss amount to the Class B-1 Certificates, then any previously unpaid interest to the Class B-2 Certificates and then any unpaid applied Realized Loss amount to the Class B-2 Certificates.

5) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Class A Certificates *pro rata*, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to the Class M-8 Certificates, then to the Class M-9 Certificates, then to the Class B-1 Certificates and lastly to the Class B-2 Certificates.
6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

Principal Paydown:

Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be distributed to the Class A Certificates in the following order of priority 1) Class A-1 Certificates, 2) Class A-2 Certificates and 3) Class A-3 Certificates. Provided, however if the Class A Certificates have been retired, principal will be applied sequentially in the following order of priority: 1) Class M-1 Certificates, 2) Class M-2 Certificates, 3) Class M-3 Certificates, 4) Class M-4 Certificates, 5) Class M-5 Certificates, 6) Class M-6 Certificates, 7) Class M-7 Certificates, 8) Class M-8 Certificates, 9) Class M-9 Certificates, 10) Class B-1 Certificates and 11) Class B-2 Certificates.

On or after the Stepdown Date and if a Trigger Event is not in effect, the Certificates will be entitled to receive payments of principal in the following order of priority: first to the Class A Certificates, on a pro-rata basis based on the certificate principal balance of each class, such that the Class A Certificates will have at least 63.00% credit enhancement, second to the Class M-1 Certificates, such that the Class M-1 Certificates will have at least 69.30% credit enhancement, third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 75.00% credit enhancement, fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 78.60% credit, fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 81.70% credit, sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 84.60% credit enhancement, seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 87.50% credit enhancement, eighth, to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 89.90% credit enhancement, ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 92.20% credit enhancement , tenth, to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 94.40% credit enhancement, eleventh to the Class B-1 Certificates such that the Class B-1 Certificates will have at least 96.40% credit enhancement, and twelfth, to the Class B-2 Certificates such that the Class B-2 Certificates will have at least 98.00% credit enhancement (subject, in the case of the most subordinate certificate outstanding).

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Weighted Average Life Tables

Class A-1 to Call

FRM Prepay Speed ARM Prepay Speed	75% PPC 18 CPR	100% PPC 24 CPR	115% PPC 27 CPR	150% PPC 36 CPR	200% PPC 50 CPR
WAL (yr)	0.82	0.63	0.56	0.43	0.30
MDUR (yr)	0.81	0.62	0.56	0.42	0.30
First Prin Pay	1	1	1	1	1
Last Prin Pay	20	15	13	10	7

Class A-1 to Maturity

FRM Prepay Speed ARM Prepay Speed	75% PPC 18 CPR	100% PPC 24 CPR	115% PPC 27 CPR	150% PPC 36 CPR	200% PPC 50 CPR
WAL (yr)	0.82	0.63	0.56	0.43	0.30
MDUR (yr)	0.81	0.62	0.56	0.42	0.30
First Prin Pay	1	1	1	1	1
Last Prin Pay	20	15	13	10	7

Class A-2 to Call

FRM Prepay Speed ARM Prepay Speed	75% PPC 18 CPR	100% PPC 24 CPR	115% PPC 27 CPR	150% PPC 36 CPR	200% PPC 50 CPR
WAL (yr)	4.10	3.06	2.66	1.78	1.23
MDUR (yr)	3.90	2.94	2.56	1.73	1.21
First Prin Pay	20	15	13	10	7
Last Prin Pay	109	82	72	53	25

Class A-2 to Maturity

FRM Prepay Speed ARM Prepay Speed	75% PPC 18 CPR	100% PPC 24 CPR	115% PPC 27 CPR	150% PPC 36 CPR	200% PPC 50 CPR
WAL (yr)	4.10	3.06	2.66	1.78	1.23
MDUR (yr)	3.90	2.94	2.56	1.73	1.21
First Prin Pay	20	15	13	10	7
Last Prin Pay	109	82	72	53	25

Weighted Average Life Tables

Class A-3 to Call

FRM Prepay Speed ARM Prepay Speed	75% PPC 18 CPR	100% PPC 24 CPR	115% PPC 27 CPR	150% PPC 36 CPR	200% PPC 50 CPR
WAL (yr)	10.96	8.25	7.23	5.31	2.44
MDUR (yr)	9.81	7.57	6.69	5.01	2.36
First Prin Pay	109	82	72	53	25
Last Prin Pay	138	104	91	67	34

Class A-3 to Maturity

FRM Prepay Speed ARM Prepay Speed	75% PPC 18 CPR	100% PPC 24 CPR	115% PPC 27 CPR	150% PPC 36 CPR	200% PPC 50 CPR
WAL (yr)	13.35	10.21	8.98	6.63	2.44
MDUR (yr)	11.60	9.14	8.13	6.15	2.36
First Prin Pay	109	82	72	53	25
Last Prin Pay	284	227	201	152	34

Class M-1 to Call

FRM Prepay Speed ARM Prepay Speed	75% PPC 18 CPR	100% PPC 24 CPR	115% PPC 27 CPR	150% PPC 36 CPR	200% PPC 50 CPR
WAL (yr)	7.58	5.72	5.13	4.51	3.72
MDUR (yr)	6.91	5.32	4.81	4.27	3.55
First Prin Pay	44	38	40	47	34
Last Prin Pay	138	104	91	67	46

Class M-1 to Maturity

FRM Prepay Speed ARM Prepay Speed	75% PPC 18 CPR	100% PPC 24 CPR	115% PPC 27 CPR	150% PPC 36 CPR	200% PPC 50 CPR
WAL (yr)	8.33	6.33	5.68	4.92	6.27
MDUR (yr)	7.47	5.81	5.26	4.63	5.81
First Prin Pay	44	38	40	47	34
Last Prin Pay	240	188	166	124	107

Weighted Average Life Tables

Class M-2 to Call

FRM Prepay Speed ARM Prepay Speed	75% PPC 18 CPR	100% PPC 24 CPR	115% PPC 27 CPR	150% PPC 36 CPR	200% PPC 50 CPR
WAL (yr)	7.58	5.71	5.10	4.33	3.82
MDUR (yr)	6.89	5.30	4.78	4.10	3.64
First Prin Pay	44	38	39	44	46
Last Prin Pay	138	104	91	67	46

Class M-2 to Maturity

FRM Prepay Speed ARM Prepay Speed	75% PPC 18 CPR	100% PPC 24 CPR	115% PPC 27 CPR	150% PPC 36 CPR	200% PPC 50 CPR
WAL (yr)	8.30	6.30	5.63	4.72	4.89
MDUR (yr)	7.43	5.77	5.21	4.44	4.60
First Prin Pay	44	38	39	44	52
Last Prin Pay	232	180	160	119	83

Class M-3 to Call

FRM Prepay Speed ARM Prepay Speed	75% PPC 18 CPR	100% PPC 24 CPR	115% PPC 27 CPR	150% PPC 36 CPR	200% PPC 50 CPR
WAL (yr)	7.58	5.71	5.08	4.22	3.82
MDUR (yr)	6.86	5.28	4.74	3.99	3.63
First Prin Pay	44	38	39	43	46
Last Prin Pay	138	104	91	67	46

Class M-3 to Maturity

FRM Prepay Speed ARM Prepay Speed	75% PPC 18 CPR	100% PPC 24 CPR	115% PPC 27 CPR	150% PPC 36 CPR	200% PPC 50 CPR
WAL (yr)	8.27	6.28	5.59	4.60	4.32
MDUR (yr)	7.38	5.73	5.15	4.31	4.08
First Prin Pay	44	38	39	43	47
Last Prin Pay	222	172	152	113	78

Weighted Average Life Tables

Class M-4 to Call

FRM Prepay Speed ARM Prepay Speed	75% PPC 18 CPR	100% PPC 24 CPR	115% PPC 27 CPR	150% PPC 36 CPR	200% PPC 50 CPR
WAL (yr)	7.58	5.71	5.08	4.16	3.79
MDUR (yr)	6.73	5.20	4.68	3.89	3.57
First Prin Pay	44	37	38	41	44
Last Prin Pay	138	104	91	67	46

Class M-4 to Maturity

FRM Prepay Speed ARM Prepay Speed	75% PPC 18 CPR	100% PPC 24 CPR	115% PPC 27 CPR	150% PPC 36 CPR	200% PPC 50 CPR
WAL (yr)	8.24	6.25	5.57	4.52	4.06
MDUR (yr)	7.21	5.62	5.06	4.19	3.80
First Prin Pay	44	37	38	41	44
Last Prin Pay	214	166	146	109	75

Class M-5 to Call

FRM Prepay Speed ARM Prepay Speed	75% PPC 18 CPR	100% PPC 24 CPR	115% PPC 27 CPR	150% PPC 36 CPR	200% PPC 50 CPR
WAL (yr)	7.58	5.71	5.07	4.12	3.63
MDUR (yr)	6.69	5.17	4.64	3.84	3.42
First Prin Pay	44	37	38	40	42
Last Prin Pay	138	104	91	67	46

Class M-5 to Maturity

FRM Prepay Speed ARM Prepay Speed	75% PPC 18 CPR	100% PPC 24 CPR	115% PPC 27 CPR	150% PPC 36 CPR	200% PPC 50 CPR
WAL (yr)	8.21	6.21	5.52	4.45	3.87
MDUR (yr)	7.13	5.56	5.00	4.12	3.63
First Prin Pay	44	37	38	40	42
Last Prin Pay	206	160	141	104	72

Weighted Average Life Tables

Class M-6 to Call

FRM Prepay Speed ARM Prepay Speed	75% PPC 18 CPR	100% PPC 24 CPR	115% PPC 27 CPR	150% PPC 36 CPR	200% PPC 50 CPR
WAL (yr)	7.58	5.71	5.07	4.08	3.51
MDUR (yr)	6.63	5.14	4.61	3.78	3.29
First Prin Pay	44	37	38	40	40
Last Prin Pay	138	104	91	67	46

Class M-6 to Maturity

FRM Prepay Speed ARM Prepay Speed	75% PPC 18 CPR	100% PPC 24 CPR	115% PPC 27 CPR	150% PPC 36 CPR	200% PPC 50 CPR
WAL (yr)	8.15	6.17	5.48	4.39	3.72
MDUR (yr)	7.02	5.48	4.93	4.04	3.48
First Prin Pay	44	37	38	40	40
Last Prin Pay	198	152	134	99	69

Class M-7 to Call

FRM Prepay Speed ARM Prepay Speed	75% PPC 18 CPR	100% PPC 24 CPR	115% PPC 27 CPR	150% PPC 36 CPR	200% PPC 50 CPR
WAL (yr)	7.58	5.70	5.06	4.04	3.41
MDUR (yr)	6.48	5.05	4.54	3.70	3.17
First Prin Pay	44	37	37	39	39
Last Prin Pay	138	104	91	67	46

Class M-7 to Maturity

FRM Prepay Speed ARM Prepay Speed	75% PPC 18 CPR	100% PPC 24 CPR	115% PPC 27 CPR	150% PPC 36 CPR	200% PPC 50 CPR
WAL (yr)	8.08	6.11	5.43	4.31	3.60
MDUR (yr)	6.81	5.34	4.81	3.92	3.33
First Prin Pay	44	37	37	39	39
Last Prin Pay	187	144	126	93	65

Weighted Average Life Tables

Class M-8 to Call

FRM Prepay Speed ARM Prepay Speed	75% PPC 18 CPR	100% PPC 24 CPR	115% PPC 27 CPR	150% PPC 36 CPR	200% PPC 50 CPR
WAL (yr)	7.58	5.70	5.05	4.02	3.34
MDUR (yr)	6.38	4.98	4.47	3.65	3.08
First Prin Pay	44	37	37	38	38
Last Prin Pay	138	104	91	67	46

Class M-8 to Maturity

FRM Prepay Speed ARM Prepay Speed	75% PPC 18 CPR	100% PPC 24 CPR	115% PPC 27 CPR	150% PPC 36 CPR	200% PPC 50 CPR
WAL (yr)	7.98	6.03	5.34	4.24	3.49
MDUR (yr)	6.63	5.21	4.68	3.82	3.21
First Prin Pay	44	37	37	38	38
Last Prin Pay	176	135	118	87	60

Class M-9 to Call

FRM Prepay Speed ARM Prepay Speed	75% PPC 18 CPR	100% PPC 24 CPR	115% PPC 27 CPR	150% PPC 36 CPR	200% PPC 50 CPR
WAL (yr)	7.58	5.70	5.05	4.00	3.27
MDUR (yr)	6.06	4.79	4.31	3.53	2.95
First Prin Pay	44	37	37	38	37
Last Prin Pay	138	104	91	67	46

Class M-9 to Maturity

FRM Prepay Speed ARM Prepay Speed	75% PPC 18 CPR	100% PPC 24 CPR	115% PPC 27 CPR	150% PPC 36 CPR	200% PPC 50 CPR
WAL (yr)	7.81	5.89	5.22	4.12	3.36
MDUR (yr)	6.19	4.91	4.43	3.62	3.02
First Prin Pay	44	37	37	38	37
Last Prin Pay	162	124	109	80	55

Class B-1 to Call

FRM Prepay Speed ARM Prepay Speed	75% PPC 18 CPR	100% PPC 24 CPR	115% PPC 27 CPR	150% PPC 36 CPR	200% PPC 50 CPR
WAL (yr)	7.47	5.62	4.98	3.93	3.18
MDUR (yr)	6.00	4.73	4.26	3.47	2.88
First Prin Pay	44	37	37	37	36
Last Prin Pay	138	104	91	67	46

Class B-1 to Maturity

FRM Prepay Speed ARM Prepay Speed	75% PPC 18 CPR	100% PPC 24 CPR	115% PPC 27 CPR	150% PPC 36 CPR	200% PPC 50 CPR
WAL (yr)	7.48	5.63	4.99	3.94	3.19
MDUR (yr)	6.00	4.74	4.27	3.48	2.88
First Prin Pay	44	37	37	37	36
Last Prin Pay	144	109	96	71	49

Class B-2 to Call

FRM Prepay Speed ARM Prepay Speed	75% PPC 18 CPR	100% PPC 24 CPR	115% PPC 27 CPR	150% PPC 36 CPR	200% PPC 50 CPR
WAL (yr)	6.78	5.10	4.52	3.57	2.97
MDUR (yr)	5.58	4.37	3.93	3.19	2.70
First Prin Pay	44	37	37	37	35
Last Prin Pay	120	90	79	58	40

Class B-2 to Maturity

FRM Prepay Speed ARM Prepay Speed	75% PPC 18 CPR	100% PPC 24 CPR	115% PPC 27 CPR	150% PPC 36 CPR	200% PPC 50 CPR
WAL (yr)	6.78	5.10	4.52	3.57	2.97
MDUR (yr)	5.58	4.37	3.93	3.19	2.70
First Prin Pay	44	37	37	37	35
Last Prin Pay	120	90	79	58	40

Yield Maintenance Agreement Schedule and Strike Rates For Offered Certificates and Class B Certificates

Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)	Period	Notional Schedule ($)	Cap Strike (%)	Cap Ceiling (%)
1	306,993,000	7.54404	10.00000	25	169,671,226	7.62630	10.00000
2	300,785,606	6.57261	10.00000	26	165,330,107	7.62518	10.00000
3	294,558,689	6.79360	10.00000	27	161,097,309	7.87819	10.00000
4	288,310,010	6.57614	10.00000	28	156,970,135	7.62294	10.00000
5	282,038,343	6.80097	10.00000	29	152,945,953	8.40010	10.00000
6	275,743,388	6.58291	10.00000	30	149,031,282	8.12778	10.00000
7	269,425,389	6.58405	10.00000	31	145,214,109	8.12602	10.00000
8	263,085,514	7.29055	10.00000	32	141,492,004	8.99472	10.00000
9	256,725,705	6.58580	10.00000	33	137,862,604	8.12251	10.00000
10	250,348,665	6.80593	10.00000	34	134,323,606	8.39145	10.00000
11	243,958,447	6.59064	10.00000	35	130,872,763	8.85927	10.00000
12	237,727,682	6.81073	10.00000	36	127,519,497	9.16729	10.00000
13	231,653,197	6.59140	10.00000	37	124,249,832	8.86874	10.00000
14	225,731,076	6.59178	10.00000	38	121,679,046	8.86591	10.00000
15	219,957,505	6.81190	10.00000	39	118,631,932	9.15852	10.00000
16	214,328,761	6.59253	10.00000	40	115,660,488	8.86025	10.00000
17	208,841,218	6.81664	10.00000	41	112,762,841	9.75783	10.00000
18	203,491,408	6.59712	10.00000	42	109,943,155	9.44559	10.00000
19	198,275,811	6.59748	10.00000	43	107,193,458	9.44206	10.00000
20	193,191,066	7.30476	10.00000	44	N/A	N/A	N/A
21	188,233,897	6.59821	10.00000	45	101,896,900	9.43501	10.00000
22	183,401,108	6.81853	10.00000	46	99,346,709	9.74588	10.00000
23	178,689,584	7.62771	10.00000	47	N/A	N/A	N/A
24	174,123,433	7.88166	10.00000				

Effective Available Funds Schedule for Offered Certificates and Class B Certificates

Assumptions to Optional Termination

Period	NWC[1] (%)	NWC[2,3] (%)	Period	NWC[1] (%)	NWC[2,3] (%)	Period	NWC[1] (%)	NWC[2,3] (%)
1	7.54	10.00	35	7.83	10.00	69	7.79	10.43
2	6.57	10.00	36	8.10	10.00	70	8.05	10.77
3	6.79	10.00	37	7.84	10.00	71	7.78	10.42
4	6.58	10.00	38	7.83	10.00	72	8.04	10.76
5	6.80	10.00	39	8.09	10.00	73	7.78	10.41
6	6.58	10.00	40	7.83	10.00	74	7.78	10.41
7	6.58	10.00	41	8.09	10.00	75	8.04	10.75
8	7.29	10.00	42	7.83	10.00	76	7.78	10.40
9	6.59	10.00	43	7.83	10.00	77	8.03	10.74
10	6.81	10.00	44	8.37	10.09	78	7.77	10.39
11	6.59	10.00	45	7.82	10.00	79	7.77	10.39
12	6.81	10.00	46	8.08	10.00	80	8.60	11.49
13	6.59	10.00	47	7.82	10.01	81	7.77	10.38
14	6.59	10.00	48	8.08	10.34	82	8.03	10.72
15	6.81	10.00	49	7.82	10.00	83	7.77	10.37
16	6.59	10.00	50	7.82	10.00	84	8.02	10.71
17	6.82	10.00	51	8.08	10.33	85	7.76	10.36
18	6.60	10.00	52	7.81	9.99	86	7.76	10.36
19	6.60	10.00	53	8.07	10.77	87	8.02	10.70
20	7.30	10.00	54	7.81	10.43	88	7.76	10.35
21	6.60	10.00	55	7.81	10.42	89	8.02	10.69
22	6.82	10.00	56	8.64	11.54	90	7.76	10.34
23	7.62	10.00	57	7.81	10.41	91	7.75	10.34
24	7.88	10.00	58	8.06	10.76	92	0.00	11.04
25	7.62	10.00	59	7.80	10.47			
26	7.62	10.00	60	8.06	10.82			
27	7.87	10.00	61	7.80	10.47			
28	7.62	10.00	62	7.80	10.46			
29	7.91	10.00	63	8.06	10.81			
30	7.66	10.00	64	7.80	10.45			
31	7.66	10.00	65	8.05	10.80			
32	8.48	10.00	66	7.79	10.44			
33	7.65	10.00	67	7.79	10.44			
34	7.91	10.00	68	8.62	11.55			

(1) Assumes 1mLIBOR and 6mLIBOR stay at 1.36875% and 1.89000%, respectively, and the cashflows are run to the Optional Termination at the pricing speed.

(2) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.

(3) Assumes proceeds from the related Yield Maintenance Agreement included.

EXCESS SPREAD [1,2]

Period	FWD 1 Month LIBOR %	FWD 6 Month LIBOR %	STATIC LIBOR (%)	FORWARD LIBOR (%)	Period	FWD 1 Month LIBOR %	FWD 6 Month LIBOR %	STATIC LIBOR (%)	FORWARD LIBOR (%)
1	1.37	1.89	5.13	5.13	47	5.25	5.40	5.89	3.95
2	1.57	2.08	4.88	4.68	48	5.29	5.44	5.96	4.11
3	1.89	2.27	4.94	4.43	49	5.33	5.47	5.88	3.86
4	2.00	2.43	4.87	4.23	50	5.37	5.49	5.88	3.82
5	2.15	2.60	4.93	4.16	51	5.40	5.52	5.95	3.99
6	2.33	2.76	4.86	3.87	52	5.42	5.53	5.87	3.75
7	2.52	2.92	4.85	3.68	53	5.45	5.55	5.94	4.06
8	2.69	3.07	5.03	3.82	54	5.47	5.56	5.87	3.83
9	2.84	3.21	4.84	3.34	55	5.48	5.56	5.86	3.81
10	2.98	3.34	4.89	3.29	56	5.49	5.56	6.07	4.41
11	3.13	3.46	4.82	3.03	57	5.50	5.57	5.86	3.78
12	3.26	3.58	4.87	3.00	58	5.50	5.58	5.93	3.98
13	3.40	3.69	4.80	2.74	59	5.50	5.60	5.85	3.81
14	3.51	3.79	4.79	2.62	60	5.49	5.63	5.92	4.02
15	3.61	3.89	4.85	2.65	61	5.51	5.66	5.85	3.80
16	3.71	3.97	4.77	2.41	62	5.54	5.69	5.85	3.77
17	3.81	4.05	4.83	2.45	63	5.58	5.72	5.92	3.94
18	3.91	4.11	4.76	2.21	64	5.61	5.75	5.85	3.70
19	4.02	4.15	4.75	2.10	65	5.64	5.78	5.92	3.97
20	4.09	4.18	4.94	2.46	66	5.67	5.81	5.85	3.73
21	4.11	4.22	4.73	2.00	67	5.70	5.84	5.84	3.70
22	4.14	4.27	4.79	2.11	68	5.73	5.86	6.06	4.31
23	4.16	4.33	5.77	2.94	69	5.75	5.88	5.84	3.65
24	4.17	4.40	5.83	3.08	70	5.78	5.90	5.91	3.84
25	4.22	4.48	5.75	2.87	71	5.80	5.92	5.84	3.68
26	4.31	4.56	5.74	2.77	72	5.82	5.94	5.91	3.87
27	4.40	4.63	5.80	2.83	73	5.84	5.95	5.84	3.64
28	4.48	4.70	5.72	2.59	74	5.86	5.96	5.84	3.63
29	4.56	4.77	5.82	3.18	75	5.87	5.97	5.92	3.83
30	4.63	4.82	5.74	2.92	76	5.89	5.98	5.85	3.61
31	4.70	4.87	5.73	2.84	77	5.90	5.99	5.92	3.85
32	4.76	4.91	5.92	3.31	78	5.91	5.99	5.86	3.63
33	4.81	4.95	5.70	2.72	79	5.91	5.99	5.86	3.63
34	4.86	4.98	5.76	2.83	80	5.92	5.99	6.07	4.28
35	4.89	5.01	5.85	3.36	81	5.92	5.99	5.86	3.63
36	4.92	5.04	5.92	3.52	82	5.92	5.99	5.94	3.85
37	4.94	5.06	5.83	3.30	83	5.92	6.00	5.87	3.65
38	4.97	5.09	5.87	3.29	84	5.91	6.01	5.94	3.88
39	5.00	5.12	5.96	3.47	85	5.91	6.02	5.88	3.67
40	5.02	5.15	5.90	3.26	86	5.92	6.03	5.88	3.66
41	5.05	5.18	5.97	4.03	87	5.94	6.04	5.96	3.87
42	5.08	5.22	5.90	3.81	88	5.95	6.05	5.89	3.66
43	5.11	5.25	5.90	3.78	89	5.96	6.06	5.96	3.90
44	5.14	5.29	6.04	4.13	90	5.97	6.07	5.90	3.68
45	5.17	5.33	5.90	3.70	91	5.98	6.08	5.90	3.68
46	5.21	5.37	5.96	3.86	92	5.99	6.10	0.00	4.11

(1) Assumes the Pricing Prepayment Speed.

(2) Calculated as (a) interest collections on the collateral (net of the trust administrations, master servicing and servicing fees), less total interest on the Offered Certificates divided by (b) collateral balance as of the beginning period.

BREAKEVEN LOSSES

LOSS COVERAGE

			STATIC LIBOR		FORWARD LIBOR	
CLASS	Moodys	S&P	CDR BREAK	CUM LOSS	CDR BREAK	CUM LOSS
M-1	Aa1	AA+	30.03	22.03%	24.22	19.50%
M-2	Aa2	AA	25.06	19.89%	19.58	17.09%
M-3	Aa3	AA-	22.22	18.49%	16.95	15.54%
M-4	A1	A+	19.92	17.26%	14.81	14.15%
M-5	A2	A	17.91	16.10%	12.95	12.85%
M-6	A3	A-	15.99	14.91%	11.17	11.50%
M-7	Baa1	BBB+	14.43	13.87%	9.71	10.33%
M-8	Baa2	BBB	12.95	12.83%	8.36	9.16%
M-9	Baa3	BBB-	11.53	11.76%	7.15	8.06%
B-1	Ba1	BB+	10.42	10.89%	6.16	7.11%
B-2	Ba2	BB	9.78	10.36%	5.70	6.65%

Assumptions

40% Loss Severity
12 Month Delay
Delinquency Trigger Failing
Run to maturity
Defaults are in addition to prepayments
Run at pricing speed
"Break" is CDR which results in approximate first dollar of principal loss

Mortgage Loans

The following summary information with respect to the Mortgage Loans is as of the Statistical Calculation Date:

	Summary Statistics	Range (if appropriate)
Avg. Outstanding Principal Balance	$115,062.61	$4,963.47 - $782,362.80
Wtd. Avg. Coupon Rate (approximate)	7.300%	4.250% - 14.750%
Wtd. Avg. Gross Margin (approximate)	7.411%	2.750% - 11.900%
Wtd. Avg. Maximum Rate (approximate) [1]	14.102%	9.250% - 18.550%
Wtd. Avg. Minimum Rate (approximate) [1]	7.127%	4.250% - 11.550%
Wtd. Avg. Original Loan-to-Value Ratio (approximate)	76.56%	5.00% - 100.00%
Wtd. Avg. Original Term to Maturity (approximate)	343 Mths	60 Mths – 360 Mths
Wtd. Avg. Remaining Term to Maturity (approximate)	341 Mths	59 Mths – 360 Mths
Wtd. Avg. Original Credit Score (approximate) [2]	605	0 – 825
Maximum Seasoning	5 Mths	
Ratio of First to Second Liens	23.10%	
Outstanding Principal Balance of Loans Secured by		
Two- to Four-Family Properties	$3,405,813.35	$34,955.37-$362,755.94
All Other Properties	$306,687,915.99	$4,963.47-$782,362.80
Balloon Payments (as a percent of the aggregate outstanding loan balance)	1.10%	
Six-Month Adjustable Rate Loans [3]		
Percentage of Aggregate Outstanding Principal Loan Balance	0.42%	
Wtd. Avg. Remaining Period to Coupon Rate Adjustment (approximate)	4 Mths	
Wtd. Avg. Initial Interest Rate Adjustment Cap (approximate) [4]	1.000%	
Wtd. Avg. Semi-annual Interest Rate Adjustment Cap (approximate) [4]	1.000%	
2 / 28 Adjustable Rate Loans [5]		
Percentage of Aggregate Outstanding Principal Loan Balance	54.01%	
Wtd. Avg. Remaining Period to Coupon Rate Adjustment (approximate)	22 Mths	
Wtd. Avg. Initial Interest Rate Adjustment Cap (approximate) [4]	2.088%	
Wtd. Avg. Semi-annual Interest Rate Adjustment Cap (approximate) [4]	1.034%	
3 / 27 Adjustable Rate Loans [6]		
Percentage of Aggregate Outstanding Principal Loan Balance	9.80%	
Wtd. Avg. Remaining Period to Coupon Rate Adjustment (approximate)	34 Mths	
Wtd. Avg. Initial Interest Rate Adjustment Cap (approximate) [4]	2.893%	
Wtd. Avg. Semi-annual Interest Rate Adjustment Cap (approximate) [4]	1.069%	
5 / 25 Adjustable Rate Loans [7]		
Percentage of Aggregate Outstanding Principal Loan Balance	N/A	
Wtd. Avg. Remaining Period to Coupon Rate Adjustment (approximate)	0 Mths	

Wtd. Avg. Initial Interest Rate Adjustment Cap (approximate) (4)	'0.000%
Wtd. Avg. Annual Interest Rate Adjustment Cap (approximate) (4)	0.000%

(1) The "Maximum Rates" or "Minimum Rates" are the highest and lowest rates, respectively, at which interest may accrue on the adjustable rate mortgage loans.

(2) Excludes 1 Mortgage Loan for which a credit score is not available.

(3) "Six-Month Adjustable Rate Loans" have their first adjustment date six months following their date of origination, and adjust semiannually thereafter, based on six-month LIBOR plus a margin, subject to certain limitations.

(4) Above the then current coupon rate.

(5) "2/28 Adjustable Rate Loans" have their first adjustment date two years after the date of origination, and adjust semiannually thereafter, based on six-month LIBOR plus a margin, subject to certain limitations.

(6) "3/27 Adjustable Rate Loans" have their first adjustment date three years after the date of origination, and adjust semiannually thereafter, based on six-month LIBOR plus a margin, subject to certain limitations.

(7) "5/25 Adjustable Rate Loans" have their first adjustment date five years after the date of origination, and adjust annually thereafter, based on one year LIBOR plus a margin, subject to certain limitations.

The tables set forth below contain approximate statistical information as of the Statistical Calculation Date regarding the Mortgage Loans. The sum of the percentage columns in the following tables may not equal 100% due to rounding.

GEOGRAPHICAL DISTRIBUTION OF MORTGAGED PROPERTIES OF MORTGAGE LOANS [(1)]

State	Number of Home Equity Loans	Statistical Calculation Date Loan Balance	% of Statistical Calculation Date Loan Balance
Texas	357	$28,990,815.71	9.35
California	313	59,157,039.57	19.08
Florida	179	23,727,066.78	7.65
Ohio	115	10,776,418.47	3.48
Georgia	109	11,616,313.60	3.75
Pennsylvania	108	11,065,167.13	3.57
New York	84	11,444,825.28	3.69
Indiana	83	7,343,368.97	2.37
Washington	83	10,066,912.73	3.25
Virginia	82	10,153,929.31	3.27
North Carolina	80	8,045,819.74	2.59
Michigan	77	7,876,804.93	2.54
Louisiana	69	5,821,347.12	1.88
Arizona	66	6,276,060.33	2.02
Colorado	65	10,037,406.81	3.24
Tennessee	65	6,183,884.05	1.99
New Jersey	60	7,816,261.84	2.52
Maryland	54	7,551,256.08	2.44
Massachusetts	47	7,838,169.51	2.53
Nevada	46	5,990,139.63	1.93
Wisconsin	46	4,728,917.31	1.52
Missouri	44	3,809,378.87	1.23
Iowa	40	2,821,815.58	0.91
South Carolina	37	2,743,376.41	0.88
Oklahoma	34	2,338,678.59	0.75
Kentucky	33	2,830,479.09	0.91
Illinois	32	2,568,460.94	0.83
Connecticut	30	4,242,972.99	1.37
New Mexico	27	2,173,217.68	0.70
New Hampshire	24	2,905,383.81	0.94
Minnesota	22	2,845,204.18	0.92
Kansas	21	2,095,764.64	0.68
Utah	19	2,133,935.28	0.69
Mississippi	18	1,448,624.82	0.47
Oregon	18	2,358,520.89	0.76
Idaho	15	1,301,790.18	0.42
West Virginia	14	1,343,465.10	0.43
Delaware	13	1,701,092.79	0.55
Maine	13	1,470,593.29	0.47
Arkansas	11	869,217.28	0.28
Rhode Island	11	1,260,537.21	0.41

Continued on the next page.

State (cont.)	Number of Home Equity Loans	Statistical Calculation Date Loan Balance	% of Statistical Calculation Date Loan Balance
Montana	8	666,028.35	0.21
Nebraska	8	533,276.84	0.17
Vermont	6	528,291.60	0.17
Wyoming	5	389,041.40	0.13
South Dakota	3	130,229.27	0.04
North Dakota	1	76,427.36	0.02
Total	2,695	$310,093,729.34	100.00

(1) Determined by property address designated as such in the related mortgage.

ORIGINAL LOAN-TO-VALUE RATIOS OF MORTGAGE LOANS [(1)]

Range of Original Loan-to-Value Ratios (%)	Number of Home Equity Loans	Statistical Calculation Date Loan Balance	% of Statistical Calculation Date Loan Balance
5.00 - 5.00	3	$44,388.90	0.01
5.01 - 10.00	63	1,416,381.17	0.46
10.01 - 15.00	62	2,402,179.91	0.77
15.01 - 20.00	301	11,557,177.44	3.73
20.01 - 25.00	53	2,917,663.15	0.94
25.01 - 30.00	20	1,116,073.63	0.36
30.01 - 35.00	27	1,657,554.14	0.53
35.01 - 40.00	23	1,843,948.88	0.59
40.01 - 45.00	27	2,642,458.61	0.85
45.01 - 50.00	51	5,008,768.43	1.62
50.01 - 55.00	38	4,562,225.89	1.47
55.01 - 60.00	72	8,459,258.46	2.73
60.01 - 65.00	65	7,365,413.14	2.38
65.01 - 70.00	115	14,069,914.82	4.54
70.01 - 75.00	203	24,415,321.88	7.87
75.01 - 80.00	451	59,068,735.01	19.05
80.01 - 85.00	300	43,797,438.20	14.12
85.01 - 90.00	557	77,280,153.04	24.92
90.01 - 95.00	192	29,044,833.95	9.37
95.01 - 100.00	72	11,423,840.69	3.68
Total	2,695	$310,093,729.34	100.00

(1) As of the Statistical Calculation Date, the weighted average Original Loan-to-Value Ratio of the Mortgage Loans is approximately 76.56%.

CURRENT COUPON RATES OF MORTGAGE LOANS (1)

Range of Current Coupon Rates (%)	Number of Home Equity Loans	Statistical Calculation Date Loan Balance	% of Statistical Calculation Date Loan Balance
4.250 - 4.500	5	$1,428,836.03	0.46
4.501 - 5.000	33	6,638,370.02	2.14
5.000 - 5.500	114	21,845,154.98	7.04
5.501 - 6.000	268	43,609,933.25	14.06
6.001 - 6.500	266	41,882,464.49	13.51
6.501 - 7.000	366	49,506,798.16	15.97
7.001 - 7.500	266	33,413,467.55	10.78
7.501 - 8.000	289	33,753,443.50	10.88
8.001 - 8.500	167	18,323,115.41	5.91
8.501 - 9.000	225	20,874,523.31	6.73
9.001 - 9.500	119	8,355,717.88	2.69
9.501 - 10.000	193	12,101,512.82	3.90
10.001 - 10.500	77	3,946,391.78	1.27
10.501 - 11.000	117	6,139,883.27	1.98
11.001 - 11.500	53	2,610,652.52	0.84
11.501 - 12.000	76	3,210,768.29	1.04
12.001 - 12.500	28	1,260,033.90	0.41
12.501 - 13.000	21	792,508.47	0.26
13.001 - 13.500	6	206,060.63	0.07
13.501 - 14.000	4	138,172.32	0.04
14.001 - 14.500	1	35,920.76	0.01
14.501 - 15.000	1	20,000.00	0.01
Total	2,695	$310,093,729.34	100.00

(1) As of the Statistical Calculation Date, the weighted average Coupon Rate of the Mortgage Loans is approximately 7.300%.

GROSS MARGINS OF ADJUSTABLE RATE MORTGAGE LOANS (1)

Range of Gross Margins (%)	Number of Home Equity Loans	Statistical Calculation Date Loan Balance	% of Statistical Calculation Date Loan Balance
2.750 - 3.000	1	$433,002.62	0.22
4.501 - 5.000	4	995,833.41	0.50
5.001 - 5.500	48	9,316,689.25	4.68
5.501 - 6.000	91	16,088,679.08	8.08
6.001 - 6.500	165	29,041,793.99	14.58
6.501 - 7.000	154	25,700,464.42	12.90
7.001 - 7.500	230	33,979,421.66	17.06
7.501 - 8.000	193	26,559,009.02	13.33
8.001 - 8.500	151	19,934,199.95	10.01
8.501 - 9.000	101	12,284,305.29	6.17
9.001 - 9.500	101	11,609,752.69	5.83
9.501 - 10.000	53	5,196,026.87	2.61
10.001 - 10.500	42	4,294,237.73	2.16
10.501 - 11.000	16	1,803,914.45	0.91
11.001 - 11.500	17	1,194,196.23	0.60
11.501 - 12.000	7	747,922.35	0.38
Total	1,374	$199,179,449.01	100.00

(1) As of the Statistical Calculation Date, the weighted average Gross Margin of the Adjustable Rate Mortgage Loans is approximately 7.411%.

MAXIMUM RATES OF ADJUSTABLE RATE MORTGAGE LOANS (1)

Range of Maximum Rates (%)	Number of Home Equity Loans	Statistical Calculation Date Loan Balance	% of Statistical Calculation Date Loan Balance
9.250 - 9.5000	1	$433,002.62	0.22
11.001 -11.500	4	995,833.41	0.50
11.501 -12.000	33	6,638,370.02	3.33
12.001 - 12.500	72	13,867,587.69	6.96
12.501 - 13.000	143	24,238,904.92	12.17
13.001 - 13.500	157	27,535,392.54	13.82
13.501 - 14.000	233	34,670,127.13	17.41
14.001 - 14.500	182	25,016,013.73	12.56
14.501 - 15.000	176	24,035,558.39	12.07
15.001 - 15.500	100	12,384,849.59	6.22
15.501 - 16.000	121	14,262,523.60	7.16
16.001 - 16.500	49	5,059,189.91	2.54
16.501 - 17.000	59	6,038,175.55	3.03
17.001 - 17.500	13	1,391,951.07	0.70
17.501 - 18.000	21	1,689,194.65	0.85
18.001 - 18.500	9	842,774.19	0.42
18.501 - 19.000	1	80,000.00	0.04
Total	1,374	$199,179,449.01	100.00

(1) As of the Statistical Calculation Date, the weighted average Maximum Rate of the Adjustable Rate Mortgage Loans is approximately 14.102%.

NEXT INTEREST ADJUSTMENT DATES OF ADJUSTABLE RATE MORTGAGE LOANS

Next Interest Adjustment Date	Number of Home Equity Loans	Statistical Calculation Date Loan Balance	% of Statistical Calculation Date Loan Balance
October-04	2	$295,302.52	0.15
November-04	4	545,514.01	0.27
December-04	3	449,843.10	0.23
March-06	123	16,264,785.77	8.17
April-06	364	53,183,362.75	26.70
May-06	511	75,292,772.10	37.80
June-06	168	22,747,015.48	11.42
March-07	16	2,783,884.75	1.40
April-07	79	11,140,911.66	5.59
May-07	71	11,315,490.86	5.68
June-07	33	5,160,566.01	2.59
Total	1,374	$199,179,449.01	100.00

OUTSTANDING LOAN BALANCES OF MORTGAGE LOANS [1]

Range of Outstanding Loan Balances ($)	Number of Home Equity Loans	Statistical Calculation Date Loan Balance	% of Statistical Calculation Date Loan Balance
4,963 - 50,000	562	$19,269,755.01	6.21
50,001 - 100,000	939	68,336,797.77	22.04
100,001 - 150,000	531	65,190,829.98	21.02
150,001 - 200,000	282	48,699,564.23	15.70
200,001 - 250,000	182	40,652,817.77	13.11
250,001 - 300,000	90	24,838,934.25	8.01
300,001 - 350,000	49	15,773,336.23	5.09
350,001 - 400,000	28	10,574,006.27	3.41
400,001 - 450,000	10	4,203,302.33	1.36
450,001 - 500,000	8	3,780,526.56	1.22
500,001 - 550,000	3	1,606,591.04	0.52
550,001 - 600,000	5	2,896,724.53	0.93
600,001 - 650,000	1	625,000.00	0.20
650,001 - 700,000	2	1,395,692.70	0.45
700,001 - 750,000	2	1,467,487.87	0.47
750,001 - 782,363	1	782,362.80	0.25
Total	2,695	$310,093,729.34	100.00

(1) As of the Statistical Calculation Date, the average outstanding Loan Balance of the Mortgage Loans is approximately $115,062.61.

TYPES OF MORTGAGED PROPERTIES OF MORTGAGE LOANS

Property Type	Number of Home Equity Loans	Statistical Calculation Date Loan Balance	% of Statistical Calculation Date Loan Balance
Single Family	2,304	$259,066,428.81	83.54
PUD	197	29,201,938.77	9.42
Condominium	103	12,221,085.61	3.94
Townhouse	40	4,153,959.62	1.34
Two- to Four-Family	26	3,405,813.35	1.10
Manufactured Housing	25	2,044,503.18	0.66
Total	2,695	$310,093,729.34	100.00

ORIGINAL TERMS TO MATURITY OF MORTGAGE LOANS (1)

Range of Original Term to Maturity (months)	Number of Home Equity Loans	Statistical Calculation Date Loan Balance	% of Statistical Calculation Date Loan Balance
60 - 60	1	$68,836.16	0.02
61 - 120	26	1,330,895.31	0.43
121 - 180	258	14,425,014.21	4.65
181 - 240	373	17,975,438.59	5.80
241 - 300	12	1,241,213.95	0.40
301 - 360	2,025	275,052,331.12	88.70
Total	2,695	$310,093,729.34	100.00

(1) As of the Statistical Calculation Date, the weighted average Original Term to Maturity of the Mortgage Loans is approximately 343 months.

REMAINING TERMS TO MATURITY OF MORTGAGE LOANS (1)

Range of Remaining Terms to Maturity (months)	Number of Home Equity Loans	Statistical Calculation Date Loan Balance	% of Statistical Calculation Date Loan Balance
60 - 60	1	$68,836.16	0.02
61 - 120	27	1,375,407.99	0.44
121- 180	259	14,531,589.28	4.69
181 - 240	371	17,824,350.84	5.75
241 - 300	12	1,241,213.95	0.40
301 - 360	2,025	275,052,331.12	88.70
Total	2,695	$310,093,729.34	100.00

(1) As of the Statistical Calculation Date, the weighted average Remaining Term to Maturity of the Mortgage Loans is approximately 341months.

SEASONING OF MORTGAGE LOANS (1)

Range of Seasoning (months)	Number of Home Equity Loans	Statistical Calculation Date Loan Balance	% of Statistical Calculation Date Loan Balance
0	2	$153,000.00	0.05
1 - 5	2,693	309,940,729.34	99.95
Total	2,695	$310,093,729.34	100.00

(1) As of the Statistical Calculation Date, the weighted average Seasoning of the Mortgage Loans is approximately 2 months.

OCCUPANCY STATUS OF MORTGAGE LOANS

Occupancy Status	Number of Home Equity Loans	Statistical Calculation Date Loan Balance	% of Statistical Calculation Date Loan Balance
Primary	2,647	$305,556,914.30	98.54
Investor	30	2,304,941.57	0.74
Second Home	18	2,231,873.47	0.72
Total	2,695	$310,093,729.34	100.00

DOCUMENTATION TYPES OF MORTGAGE LOANS

Documentation Type	Number of Home Equity Loans	Statistical Calculation Date Loan Balance	% of Statistical Calculation Date Loan Balance
Full Documentation	2,382	$265,752,337.90	85.70
No Income Verification	227	31,038,776.55	10.01
Limited Documentation	86	13,302,614.89	4.29
Total	2,695	$310,093,729.34	100.00

CREDIT GRADES OF MORTGAGE LOANS

Credit Grade	Number of Home Equity Loans	Statistical Calculation Date Loan Balance	% of Statistical Calculation Date Loan Balance
A	2,356	$273,196,662.97	88.10
B	108	11,689,120.05	3.77
C	220	24,137,535.90	7.78
D	11	1,070,410.42	0.35
Total	2,695	$310,093,729.34	100.00

ORIGINAL CREDIT SCORES OF MORTGAGE LOANS (1)

Range of Original Credit Scores (1) (2)	Number of Home Equity Loans	Statistical Calculation Date Loan Balance	% of Statistical Calculation Date Loan Balance
Not Available	1	$156,330.07	0.05
476 - 500	5	349,421.93	0.11
501 - 525	120	13,564,977.74	4.37
526 - 550	341	40,668,590.51	13.11
551 - 575	341	42,289,334.29	13.64
576 - 600	495	59,692,743.52	19.25
601 - 625	496	52,501,513.79	16.93
626 - 650	376	40,634,741.73	13.10
651 - 675	258	28,994,466.28	9.35
676 - 700	124	13,888,760.88	4.48
701 - 725	61	8,513,732.92	2.75
726 - 750	34	3,487,242.38	1.12
751 - 775	24	2,938,165.79	0.95
776 - 800	14	1,865,692.51	0.60
801 - 825	5	548,015.00	0.18
Total	2,695	$310,093,729.34	100.00

(1) As of the Statistical Calculation Date, the weighted average Original Credit Score of the Mortgage Loans is approximately 605.

(2) The statistical credit score based on the borrower's historical credit data obtained by the originator of the Mortgage Loan through one or more of the three major credit bureaus in connection with the origination of the Mortgage Loan.

PRODUCT TYPES OF MORTGAGE LOANS

Product Type	Number of Home Equity Loans	Statistical Calculation Date Loan Balance	% of Statistical Calculation Date Loan Balance
2/28 6 MO LIBOR	1,166	$167,487,936.10	54.01
Fixed Rate	1,236	107,493,035.23	34.66
3/27 6 MO LIBOR	199	30,400,853.28	9.80
Fixed Rate Balloon	85	3,421,245.10	1.10
6 MO LIBOR	9	1,290,659.63	0.42
Total	2,695	$310,093,729.34	100.00

PREPAYMENT PENALTIES OF THE MORTGAGE LOANS

Prepayment Penalty	Number of Home Equity Loans	Statistical Calculation Date Loan Balance	% of Statistical Calculation Date Loan Balance
Prepayment Penalty	1,513	$194,560,405.73	62.74
No Prepayment Penalty	1,182	115,533,323.61	37.26
Total	2,695	$310,093,729.34	100.00

PURPOSE OF MORTGAGE LOANS

Purpose	Number of Home Equity Loans	Statistical Calculation Date Loan Balance	% of Statistical Calculation Date Loan Balance
Cash Out Refinance	1,890	$205,972,285.72	66.42
Rate/Term Refinance	452	68,160,926.17	21.98
Purchase	353	35,960,517.45	11.60
Total	2,695	$310,093,729.34	100.00